Securities and Exchange Commission
                     Washington, D.C. 20549

                          Schedule 13G/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 25)

                          Hasbro, Inc.
                          ------------
                        (Name of Issuer)

             Common Stock, Par Value $.50 Per Share
             --------------------------------------
                 (Title of Class of Securities)

                          418 056 10 7
                         --------------
                         (CUSIP Number)


                           12/31/2002
                          ------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 418 056 10 7    Schedule 13G/A     Page 1 of 7 Pages
----------------------------------------------------------------

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (entities only)
    -------------------------------------------------

    Alan G. Hassenfeld

2.  Check the Appropriate Box if member of a Group
    -----------------------------------------------

    (a)  ( )
    (b)  (X)

3.  SEC Use Only
   ------------


4.  Citizenship or Place of Organization
    ------------------------------------

    United States

    Number of Shares Beneficially Owned by Each Reporting
    Person With:
    ------------

5.  Sole Voting Power
    -----------------

    17,062,612

6.  Shared Voting Power
    -------------------

    1,601,536

7.  Sole Dispositive Power
    ----------------------

    17,062,612

8.  Shared Dispositive Power
    ------------------------

    1,601,536

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    ------------------------------------------------------------

    18,664,148

CUSIP No. 418 056 10 7    Schedule 13G/A     Page 2 of 7 Pages
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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)
    --------------------------

     [    ]

11. Percent of Class Represented by Amount in Row 9
    -----------------------------------------------

    10.7

12. Type of Reporting Person
    -------------------------

    IN


CUSIP No. 418 056 10 7    Schedule 13G/A     Page 3 of 7 Pages
----------------------------------------------------------------

Item 1(a)  Name of Issuer:
          ----------------

          Hasbro, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1011 Newport Avenue, Pawtucket, RI 02862

Item 2(a) Name of Person Filing:
          ----------------------

          Alan G. Hassenfeld

Item 2(b) Address of Principal Business Office or, if none,
          Residence:
          -------------------------------------------------

          c/o Hasbro, Inc.
          1011 Newport Avenue
          Pawtucket, RI 02862

Item 2(c) Citizenship
          -----------

          United States

Item 2(d) Title of Class of Securities:
          -----------------------------

          Common Stock, Par Value $.50 Per Share

Item 2(e) CUSIP Number:
          -------------

          418 056 10 7

Item 3    If this statement is filed pursuant to section 240.13d-
          1(b) or 240.13d-2(b) or (c), check whether the person
          filing is a:
          -------------------------------------------------------

          Not applicable

Item 4.   Ownership:
          ----------

         (a)  Amount Beneficially Owned: 18,664,148

         (b)  Percent of Class: 10.7


CUSIP No. 418 056 10 7    Schedule 13G/A     Page 4 of 7 Pages
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        (c)    Number of shares as to which the person has:

              (i)   sole power to vote or to direct
                    the vote..........................17,062,612*

              (ii)  shared power to vote or to direct
                    the vote..........................1,601,536**

              (iii) sole power to dispose or to direct
                    the disposition of................17,062,612*

              (iv)  shared power to dispose or to direct
                    the disposition of................1,601,536**
---------

*Includes (a) 1,546,666 shares which may be purchased upon exercise of presently exercisable options and options exercisable within 60 days of December 31, 2002; (b) 8,890,921 shares held by the Merrill Hassenfeld Trust, of which Mr. Hassenfeld is sole trustee; and(c) 829,347 shares held by the Alan Hassenfeld Trust, of which Mr. Hassenfeld is sole trustee.

**Consists of (a) 485,570 shares owned by Mr. Hassenfeld and others as trustees of the Stephen Hassenfeld Trust;
(b) 154,216 shares owned by Mr. Hassenfeld and others, as Trustees of the Sylvia Hassenfeld Trust; and (c) 961,750 shares owned by The Hassenfeld Foundation, of which Mr. Hassenfeld is one of the officers and directors.

Mr. Hassenfeld disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

Item 5.   Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Not Applicable


CUSIP No. 418 056 10 7    Schedule 13G/A     Page 5 of 7 Pages
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Item 6.  Ownership of More than Five Percent on Behalf
         of Another Person:
         ------------------

         An aggregate of 9,045,137 shares of Common Stock are held by Mr. Hassenfeld, as a trustee of the Merrill Hassenfeld Trust and the Sylvia Hassenfeld Trust. His mother,
Sylvia K. Hassenfeld, has the right to receive any dividends from the shares held in these two trusts. An aggregate of 485,570 shares of Common Stock are held by Mr. Hassenfeld, as trustee of the Stephen Hassenfeld Trust, a charitable lead trust whose beneficiary is The Hassenfeld Foundation. An aggregate of 961,750 shares of Common Stock are held by The Hassenfeld Foundation, a charitable foundation. All assets of The Hassenfeld Foundation are devoted to the charitable purposes of the Foundation. Mr. Hassenfeld disclaims beneficial ownership of the shares described in this Item 6 except to the extent of any proportionate pecuniary interest therein.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company or Control Person:
          -----------------------------------------------------

          Not Applicable

CUSIP No. 418 056 10 7    Schedule 13G/A     Page 6 of 7 Pages
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Item 8.   Identification and Classification of Members of the
          Group:
          ---------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group:
          -------------------------------

          Not Applicable

Item 10.  Certification:
          --------------

          Not Applicable



CUSIP No. 418 056 10 7    Schedule 13G/A     Page 7 of 7 Pages
----------------------------------------------------------------


                           Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       January 8, 2003
       ----------------------------
       Date


       /s/ Alan G. Hassenfeld
       ----------------------------
       Signature


       Alan G. Hassenfeld
       ----------------------------
       Name